FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

1. Name and Address of Reporting Person*

Sayler   Van   C.
(Last)   (First)   (Middle)

880 Carillon Parkway
(Street)

St. Petersburg   FL   33716
(City)   (State)   (ZIP)

2. Issuer Name and Ticker or Trading Symbol

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
Sept. 2002

5. If Amendment Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_____ Director   _____ 10% Owner
___**X**___ Officer (give title below)   _____ Other (specify below)
Senior Vice President - RJA

7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**43,094**	**D**	
RJF Common Stock						**13,530**	**I**	**ESOP**
RJF Common Stock						**5,950**	**I**	**Spousal**

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)
SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv- Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	1/18/2003	Common stock	6,300	22.1667			
Employee Stock Option (Right to buy)						11/18/2002	1/18/2003	Common stock	2,700	22.1667			
Employee Stock Option (Right to buy)						11/18/2002-11/18/04	1/15/2005	Common stock	6,000	20.6250			
Employee Stock Option (Right to buy)						11/28/04-01/02/07	1/28/2007	Common stock	10,000	32.0000	25,000	D	

Explanation of Responses:

/S/ Van C. Sayler   October 2, 2002
**Signature of Reporting Person   Date

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see Instructions 6 for procedure.

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